Filed by ITC^DeltaCom, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: ITC^DeltaCom, Inc.

Commission File No. 0-23253

Filed by ITC^DeltaCom, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the SecuritiesExchange Act 0f 1934

Subject Company: ITC^DeltaCom, Inc.

Commission File No 0-23253

ITC^DeltaCom, FDN Communications & Network Telephone Merger Information

Forward-Looking Statements

Statements contained in this presentation regarding ITC^DeltaCom's expected financial condition, revenues, cash flow other operating results, cost savings, operational efficiencies and other potential benefits of its planned combinations with FDN Communications and Network Telephone, business strategy and other planned events and expectations are forward-looking statements that involve risks and uncertainties. Actual future results or events may differ materially from these statements. Readers are referred to the documents filed by ITC^DeltaCom with the Securities and Exchange Commission, including ITC^DeltaCom's annual report on Form 10-K filed on March 15, 2004 and subsequently filed reports, for a discussion of important risks that could cause actual results to differ from those contained or implied in the forward-looking statements. These risks, some of which are discussed in ITC^DeltaCom's filings under the heading "Risk Factors," include dependence on new product development, rapid technological and market change, dependence upon rights of way and other third-party agreements, debt service and other cash requirements, liquidity constraints and risks related to future growth and rapid expansion. Other important risks factors that could cause actual events or results to differ from those contained or implied in the forward-looking statements include, without limitation, ability to integrate acquired companies successfully, customer reductions in services, delays or difficulties in deployment and implementation of colocation arrangements and facilities, appeals of or failures by third parties to comply with rulings of governmental entities, inability to meet installation schedules, general economic and business conditions, failure to maintain underlying service/vendor arrangements, competition, adverse changes in the regulatory or legislative environment, and various other factors beyond ITC^DeltaCom's control. ITC^DeltaCom expressly disclaims any obligation to update any forward-looking statements.

ITC DELTACOM® FDN COMMUNICATIONS NETWORK TELEPHONE VOICE · DATA · VIDEO

Today's Announcement

- **ITC^DeltaCom, Inc. announced signing of two merger agreements on September 8, 2004, with Florida Digital Network, Inc., d/b/a FDN Communications, Inc. (FDN), and NT Corporation, the parent company of Network Telephone Corp. (NTC)** – Well positions company as largest CLEC in Southeast

- **Upon closing, the combined company will operate under the name ITC^DeltaCom, Inc.**

- **Expect to close in 90-150 days** – Projected to close late fourth quarter 2004 or early first quarter 2005
  - Companies will continue to operate separately throughout closing process and there will be no impact to our customers or on our day-to operations.

ITC DELTACOM® FDN COMMUNICATIONS NETWORK TELEPHONE VOICE · DATA · VIDEO

Today’s Announcement

Enhanced facilities-based platform Increases our ability to serve customers on-net

Improved operating efficiencies Delivers opportunity for enhanced service offerings

Expanded footprint – Expands operating presence to more than 45 markets across the Southeast

Strengthened financial position Significantly improves our ability to operate, expand and compete

Network strength Creates exceptional network assets

Capitalizing on existing expertise – Combines leadership from all three entities on both the management team and the Board of Directors

ITC^DeltaCom, Inc.*

Mission: to be the premier provider of integrated telecommunications & technology solutions to customers in the southeastern United States.

Quick Facts:

– Headquarters: West Point, GA

– NASDAQ/NM: ITCD

– 2,300 Employees

– 14,500 Miles of Fiber

– Approx. $600MM Revenues

– 40 Markets in Southeast

– 258 Colocations

– 378,000 Retail Voice Lines

– 50,000 Business Customers

*all data as of 6/30/2004

FDN Communications, Inc.*

Mission: to provide an unparalleled level of value through the efficient delivery of a unique portfolio of communication services to the business community.

Quick Facts:

– Headquarters: Maitland, FL

– Privately Held

– 600 Employees

– Approx. $140MM Revenues

– 7 Markets in FL & GA

– 180 Colocations

– 182,000 Retail Voice Lines

– 55,000 Business Customers

*all data as of 6/30/2004

Network Telephone Corp.*

Mission: to be the leading provider of business telephone and Internet services; to consistently deliver superior service and value; to continually set new standards for the industry; and to provide unparalleled commitment to our customers, shareholders, employees and the communities in which we do business.

Quick Facts:

– Headquarters: Pensacola, FL

– Privately Held

– 500 Employees

– Approx. $65MM Revenues

– 27 Markets in Southeast

– 154 Colocations

– 75,000 Retail Voice Lines

– 17,000 Business Customers

*all data as of 6/30/2004

THE NEW ITC^DeltaCom, Inc.*

Mission: to be the premier provider of integrated telecommunications & technology solutions to customers in the southeastern United States.

Quick Facts:

– Headquarters: West Point, GA

– NASDAQ/NM: ITCD

– +3,000 Employees

– 14,500 Miles of Fiber

– Approx. $800MM Revenues

– 45 Markets in Southeast

– 450+ Colocations

– 635,000 Retail Voice Lines

– +120,000 Business Customers

*all data as of 6/30/2004

Proposed Management Team

Officer Title CLEC Experience

Larry F. Williams Chairman of the Board and CEO More than 15 years in telecom industry

Michael Gallagher President—Business Services More than 15 years telecom industry experience

Andrew M. Walker President—Strategic Services More than 35 years of telecom industry experience

Leo Cyr Chief Operating Officer More than 25 years of telecom operations and management

Douglas A. Shumate Chief Financial Officer More than 13 years of experience as senior financial executive

Ken Meister EVP, Corporate Development More than 12 years of M&A and corporate finance experience

J. Thomas Mullis Legal and Regulatory and General Counsel General Counsel since 1985

ADDITIONAL INFORMATION ABOUT THE TRANSACTIONS

ITC^DeltaCom will file with the SEC registration statements on Form S-4, which will contain a proxy statement/prospectus of ITC^DeltaCom with respect to each proposed transaction, as well as other relevant documents concerning the proposed transactions. Investors are urged to read the proxy statement/prospectus for each transaction when it becomes available and any other relevant documents filed with the SEC, because they will contain important information. The proxy statement/prospectus will be mailed to stockholders of ITC^DeltaCom prior to their stockholder meeting. In addition, interested parties will be able to obtain the Form S-4 registration statements, including the exhibits filed therewith, free of charge at the Web site maintained by the SEC at www.sec.gov. The proxy statement/prospectus and these other documents also may be obtained free of charge from ITC^DeltaCom by directing a request to 1791 O.G. Skinner Drive, West Point, Georgia 31833, Attn: Investor Relations.

ITC^DeltaCom and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ITC^DeltaCom in connection with the proposed transactions.

Information about directors and executive officers of ITC^DeltaCom and their ownership of ITC^DeltaCom common stock and other ITC^DeltaCom voting securities is included in ITC^DeltaCom’s proxy statement for its 2004 annual meeting of stockholders, which it filed with the SEC on April 1, 2004. This document is available free of charge at the Web site maintained by the SEC at www.sec.gov and from ITC^DeltaCom as described above. Additional information regarding interests in the transaction of participants in the proxy solicitation may be obtained by reading the proxy statement/prospectus regarding each proposed transaction when it becomes available.